SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	February	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated February 11, 2011.

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Crystallex International Corporation (“Crystallex”)
8 King Street East
Suite 1201
Toronto, Ontario
M5C 1B5

Item 2	Date of Material Change

February 6, 2011

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire, Incorporated on February 6, 2011 and is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

On February 6, 2011, Crystallex announced it has received a letter from the Corporacion Venezolana de Guayana (“CVG”) that states that Crystallex’s Mine Operating Contract for the Las Cristinas Project in Bolivar State, Venezuela, has been “unilaterally terminated” by the CVG.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As item 4 above.
5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Robert Crombie
President
Telephone: 416.203.2448

Item 9	Date of Report
February 11, 2011

For Immediate Release
  February 6, 2011
RM: 1 – 11

Crystallex Updates status of Las Cristinas Mine Operating Contract

TORONTO, ONTARIO, February 6, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) announced today that it has received a letter from the Corporacion Venezolana de Guayana (“CVG”) that states that the Company’s Mine Operating Contract (“MOC”) for the Las Cristinas Project in Bolivar State, Venezuela, has been “unilaterally terminated” by the CVG. The letter also enclosed a copy of a resolution passed by the CVG on February 3, 2011 which states that the MOC is unilaterally terminated.  The resolution cites, as the basis for the termination of the MOC, Crystallex’s lack of activity to progress the Las Cristinas Project for more than one year and “… for reasons of opportunity and convenience”.

Crystallex has fully complied with all its obligations under the MOC and has advanced Las Cristinas to a “shovel ready” state while awaiting the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”). In June, 2007, the CVG confirmed that the approval of the Crystallex Las Cristinas Environmental Impact Study (“EIS”), the posting of the construction guarantee bond and the payment of the environmental disturbance taxes represented the final and conclusive step in the procedure for the issuance of the Permit required to construct the Las Cristinas Project. Notwithstanding Crystallex’s fulfillment of the conditions to receive the Permit, MinAmb denied the request for the Permit in April 2008.  Despite the Company’s compliance with the MOC requirements and the CVG’s confirmation in August 2010 that the MOC was in full force and effect, to date the Permit to allow project construction to commence has not been issued.

Crystallex is reviewing its position in light of this correspondence and is considering all steps necessary to protect its investment on behalf of all its stakeholders including the filing of the International Arbitration claim outlined in a Notification of Dispute served by the Company on the Venezuelan Government in November 2008.

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the expected timing of completion of the transactions contemplated by the Agreement, estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: the conditions to the transactions contemplated by the Agreement not being satisfied, gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	February 11, 2011	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer